EXHIBIT 99.1

IIJ Announces Partial Amendments to the Articles of Incorporation

TOKYO, May 25, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", “the Company”) (NASDAQ:IIJI) (TSE1:3774) today announced that at the meeting of the Board of Directors held on May 25, 2017, IIJ resolved to propose the partial amendments to its Articles of Incorporation at the 25th Ordinary General Meeting of Shareholders scheduled to be held on June 28, 2017 in Japan, as described below:

1. Reasons for the amendments
In order to handle the Company’s recent business diversification, the Company has determined to add to the content of business objects in its Articles of Incorporation.

2. Content of the amendments
The content of the amendments is as follows:

			(Changes are underlined)
Present Articles		Proposed Articles
(Objects)		(Objects)
Article 2. The objects of the Company shall be to engage in the following categories of business:		Article 2. The objects of the Company shall be to engage in the following categories of business:
(1) - (7)	[Provisions omitted]	(1) - (7)	[Unchanged]
	[New Provision]	(8)	Electrical contracting business
(8)	[Provisions omitted]	(9)	[Unchanged]
	[New Provision]	(10)	Trade of secondhand goods
	[New Provision]	(11)	Installment Sales, Loan Affiliated Installment Sales, Intermediation of Credit Purchases, Issuance Sale and Management of Prepaid Payment Instruments
(9) - (10)	[Provisions omitted]	(12) - (13)	[Unchanged]

3. Schedule for the amendments
Scheduled date of the 25th Ordinary General Meeting of Shareholders: Wednesday, June 28, 2017
Scheduled effective date: Wednesday, June 28, 2017

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/en/ir